Mail Stop 3561

December 5, 2007

By U.S. Mail and facsimile to (312) 394-5918

John W. Rowe
Chairman, President and Chief Executive Officer
Exelon Corporation
10 South Dearborn Street
P.O. Box 805379
Chicago, IL 60680-5379

      Re: **Exelon Corporation**
             Definitive 14A
             Filed March 30, 2007
             File No. 1-16169

Dear Mr. Rowe:

We have completed our review of your executive compensation and related disclosure, and we have no further comments at this time.

Please note that the company is responsible for the adequacy and accuracy of the disclosure in its filing. We are not approving any proposed disclosure you may have included in your response letter or any disclosure you include in your future filings in response to our comments.

If you have any further questions regarding our review of your filing, please call me at (202) 551-3238.

Sincerely,

Ellie Quarles
Special Counsel

cc: Scott N. Peters (via facsimile)